UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934


           NEVADA CLASSIC THOROUGHBREDS, INC.
Name of Small Business Issuer in its charter
NEVADA                              86-1007952
(State of Incorporation)            IRS EIN

1649 E. Hackamore, Mesa, AZ         85203
(Address of principal executive office)

Company's Telephone Number:  (480) 890-0678

Securities to be registered pursuant to Section 12(g) of the Act.

Nevada Classic Thoroughbreds, Inc. Common Stock

Nevada Classic Thoroughbreds, Inc. Preferred Stock





                      TABLE OF CONTENTS

                             Part I

Item 1: Description of Business . . . . . . . . . . . .page 3

Item 2: Plan of Operation . . . . . . . . . . . . . . .page 9

Item 3: Description of Property  . . . . . . . . . . . page 15

Item 4: Security Ownership Of Certain Beneficial
        Owners and Management  . . . . . . . . . . . . page 16

Item 5: Directors, Executive Officers, Promoters
        and Control Persons  . . . . . . . . . . . . . page 17

Item 6: Executive Compensation  . . . . . . . . . . . .page 18

Item 7: Certain Relationships And Related
        Transactions  . . . . . . . . . . . . . . . . .page 19

Item 8: Description of Securities  . . . . . . . . . . page 19




                            Part II

Item 1: Market Price For Common Equity
        And Related Stockholder Matters . . . . . . . . page 21

Item 2: Legal Proceedings . . . . . . . . . . . . . . . page 21

Item 3: Changes In And Disagreements
        With The Accountants . . . . . . . . . . . . . .page 21

Item 4: Recent Sales Of Unregistered Securities . . . . page 21

Item 5: Indemnification Of Directors And Officers . . . page 21

                             Part F/S
                        Financial Statements

Table of Contents . . . . . . . . . . . . . . . . . . . page 24




                              Part III

Item 1: Index to Exhibits . . . . . . . . . . . . . . . page 38

Item 2: Description of Exhibits . . . . . . . . . . . . page 38

SIGNATURE . . . . . . . . . . . . . . . . . . . . . . . page 40






                                PART I:

ITEM 1: Description of Business

Nevada Classic Thoroughbreds, Inc. (henceforth referred to as NCT) has developed a breeding, training, racing, proprietary, unified horse racing structure. The company is vertically structured making it possible for one or two people to maintain real-time contact with one to four horses. This provides the breeding, training and racing of the individual racehorse to be accomplished completely in-house. The company has control over the unified system.

The company's proprietary solution to the horse racing industry's challenge is "Power Genetics", pre-potent characteristics in horses that can reproduce themselves. The horse characteristics include:

  The horse possessing extreme speed at a certain distance and on a particular racing surface.
  The horse possessing a burst of speed for a specific distance from the finish line.
  The horse possessing cosmetic conformation that makes the horse appealing and sellable to other breeders and potential buyers.
  The horse possessing sound racing conformation to avoid injuries while training and racing.

This "Power Genetics" of characteristics gives NCT the probabilities of what a particular mating of horses will produce in their offspring. What training methods to use to capitalize on the horse's natural running style and what races to enter the horse into for the best chance of winning.

There are five distinct markets for the company's horses. The first market is for the inferior foal that does not possess the "Power Genetics" the company desires but has the other qualities that make the horse sellable in the horse industry's auctions. These foals will be sold as yearlings, or weanlings at horse auctions, in the industry.
The sale of these inferior horses gives the company immediate cash flow and eliminates the costly expenses of racing inferior racehorses.

The second market is to race the horse in "claiming races". The claiming race is to enable people to buy the horse at the racetrack. This is a viable means of eliminating horses that are good but not quite able to compete at the top level of horse racing.

The third market is to sell the broodmare after it has produced a female foal that possesses the superior "Power Genetics", superior to the broodmare. The broodmare would sell at the industry's auctions, which are throughout the country and designed for the purpose of selling breeding stock.

The fourth market is racing income from the racetrack. When the racehorse races and performs well, NCT will receive income from the winnings or "purse money".

The fifth market is for the syndication of stallions.
The stallions that possess outstanding pedigrees, conformation, and race records are syndicated into breeding shares. A breeding share entitles the owner to breed one mare to the stallion in any one particular breeding season for the duration of the stallion's life.

The company intends to breed only one or two broodmares per year. The company can keep and maintain a few horses while providing excellent hands-on care for the horses. NCT intends to minimize costs by having only a few "Power Genetics" breeding, training and racing horses.

The company is not dependent on a few customers since the horse racing industry's market are virtually nationwide where the horse can be raced or bred virtually throughout the entire United States. The company is not limited by its customers or limited by the location of its selected sires. The breeding rights for these stallions are almost without exception readily available and accessible.

The company does not require governmental approval or licensing for any of its breeding programs. However, the racetrack requires a normal training license where the horse is intended to race. The licensing is to provide safety for the horse and riders who train and compete at that specific track. NCT intends to perform this function and there are numerous trainers available as alternatives as the company deems beneficial. NCT believes the licensing is not material to the company being successful in the horserace industry.

Cherry Blossom Farms was incorporated as Cherry Blossom Farms, Inc. in Nevada on January 24, 1994. In October of 1998, the company merged with Nevada Classic Thoroughbreds, then a private company, and changed the company's name from Cherry Blossom Farms to Nevada Classic Thoroughbreds. Nevada Classic Thoroughbreds then re-incorporated in the State of Nevada on November 1, 2000. The 7,500 shares of Cherry Blossom Farm common stock issued and outstanding to Brad Brimhall was forward-split into 64,000 shares of Nevada Classic Thoroughbreds common stock. The company's corporate office is located at 1649 East Hackamore, Mesa, Arizona, 85203. The company's telephone number at that location is (480)890-0678.

Since inception the company has devoted time for research and development from 1994 to 1998. This time was spent developing the company's business strategy and the company's "Power Genetics" in order to make the company competitive. NCT believes that this new technology will enable the company to produce horses that race well and can reproduce themselves in their offspring, thus enabling the company to minimize costs while maximizing profits. The Board of Directors of the company has begun to implement this principal business purpose (see Item 2, Plan of Operation, page 9).

At the present time the company employees one (1) person, Brad Brimhall. He is the Operations Manager for the company and is in charge of the day-to-day operations. His present duties are maintaining and caring for the company's brood mare and foal.

There are no environmental laws within any state that materially affect the breeding, training and racing of the company's racehorses. The maintenance and health and welfare of the thoroughbred racehorses far exceeds the environmental standards set for the care and maintenance laws required for any livestock.

The company is filing this registration statement to enhance stockholder protection and to provide information to the general public.

On January 4, 1999 the Securities and Exchange Commission adopted that only those companies that report their current financial information to the Securities and Exchange Commission, Banking, or insurance regulators are to be quoted on the OTC Bulletin Board.
While at the present time, the company is a non-reporting company with no market for its securities or does not foresee any market for its securities in the foreseeable future, the company is voluntarily filing. The company believes that, if successful, the company will eventually want their securities tradable. The decision of January 4, 1999,the company feels will tend to eliminate markets for the private sales of securities and enlarging the market for public tradable securities. The company believes that if it is to avoid deep discounts in the private sale of its securities, it will need to voluntarily list its securities so that the public will be appraised of its true market value of the securities.

RISK RELATING TO THE COMPANY'S BUSINESS

The company's business is subject to numerous risk factors including but not limited to the following:

The company is a development stage company: limited   operating industry.
NCT is an early stage company and expects to encounter risks and difficulties frequently faced by early stage companies. NCT dates back to 1994 and acquired its first broodmare in 2000. The company's limited operating history makes an evaluation of the company's future prospects very difficult. NCT cannot be certain that the company's business strategy will be successful or that NCT will successfully address these risks.

NCT anticipates future losses and negative cash flow. The care and maintenance of the company's broodmare, the problems and expenses of foaling, and the normal expenses of feed and shoeing will continue while the income to the company will be in the racing and breeding of the company's horses. This occurs at a minimum of two years after the foal is born. Thus the expenses of the company will continue for at least two years, while the income to the company may not take place for at least two years. While there are available blood stock companies that give horse loans on foals, the company intends to use either the private sale of its securities or the public sale of it securities to finance the company on an ongoing basis, until such time as the company receives income to meet its expenses. There are no material commitments for capital expenditures at the date of this filing.

The company's limited operating history makes future forecasting difficult. Because of the company's limited operating history, NCT finds it difficult to forecast its net sales. NCT has limited meaningful historical data on which to base planned operating expenses. NCT has been in the research and development stage without sales since 1994.

The nature of the breeding, training and racing of racehorses is highly speculative. The foal may be injured or deformed at birth, the weanlings or yearlings may injure themselves in the pasture or stall or get a disease even before it goes into training. The horses frequently injure themselves while in training and some horses never do make it to the track to have an opportunity to obtain racing income and thus their breeding potential is severely limited. Even if the horse races well with the proper conformation and a desirable pedigree the horse may become infertile and any breeding income would be completely lost, thus all the expenses going into the breeding, training and racing of the horse would be unrecoverable. The horse racing of any particular individual horse is subject to wide and varied circumstances, any one of which could render the horse useless and the company incurring a substantial loss of potential cash flow. Thus anyone interested in the company for investment purposes should look at the company as being highly speculative and the chance of them losing a portion or their entire investment a real possibility.

The greatest controllable risk to the company is whether its "Power Genetic" research technology will be successful. While a healthy foal possessing the predictable "Power Genetics" characteristics enables the company to have a positive and optimistic view to the future, only after several breedings over a period of years can the outcome of the company's "Power Genetic" technology be fully judged. However, if the first few breedings do not produce the predictable "Power Genetics", then the company has lost its advantage and will not be able to compete with the well-established horse farms currently in existence. The company may be forced out of business and the company' stock, become worthless.

The company faces location problems. The company's advantage is in the development of the foal from birth to training and racing and back to the breeding. This is unique in the industry using only one or two broodmares. This unique business strategy requires that the broodmare and weanling and yearlings be in close proximity to a public training center or racetrack. The company sees this as a minor problem. The company has the ability to locate anywhere within the United States without compromising its ability to race or sell or breed its racehorses.

The uniqueness of the company in having few horses and its unique business strategy in keeping the breeding, training and racing of its horses within the company is inherently risk-taking. It's similar to "putting all the eggs into one basket". If the company's few horses race well, then the company's vertical structure has the potential to be very profitable, receiving the maximum profits while maintaining the lowest cost. If the company's few horses perform poorly for reasons uncontrollable to the company, such as injury or disease, then the company will experience a great loss or be without revenue for a substantial period of time and may eventually be forced out of business. These are the reasons most companies specialize in one or two areas of the horse racing industry to avoid the potential catastrophic lapses in income inherent in the horse racing business.

There are many other material factors that affect most companies that are not material to NCT. The national races set a value on the horse's ability. This along with its heritage and conformation puts a value upon the horse and this value is reflected in the industry's readily available thoroughbred magazines. Thus the marketing and promotion is not material. Increasing the company's markets is not material. Expansion of the company's services is not material.
Price competition is not material. Marketing strategies for promotional material, cost of advertising, or other marketing
techniques are not material.   The true value of the horse is its
performance, its pedigree and its conformation. This value is standardized and reflected through the industry's national thoroughbred magazines.

An important but not critical factor is the timing of operating costs and capital expenditures relating to specific races. The breeder's cup race has a $40,000 entry fee at this time. The purse money is generally over $1,000,000. If the racehorse was capable and ready to race and the company could not pay the entry fee, then this would be a very real tragedy to the company. Thus the company must maintain sufficient cash to enable it to take advantage of racing opportunities when they present themselves (See Reporting Time and Cost Risks, page 8). The company at the present time has no cash on hand to meet these entry fee requirements. The company's net income is dependent upon the company's ability to implement it's "Power Genetics" Research Technology and to develop horses that race well and can reproduce themselves.

The loss of Brad Brimhall, Operations Manager, would be a key problem for NCT. It is unlikely that anyone in the company could take over the selection and care of the company's horses, including the breeding, training and racing of the company's horses. Brad Brimhall is the only employee of the company and he is employed only on a part-time basis at the present time. Furthermore, the company does not have key person life insurance.

COMPETITION RISKS

The company is practically alone in its concepts of breeding, training, and racing only a few horses by a single person. If the horses are good the company is extremely profitable. If the horses are not good, it could be catastrophic for the company. NCT believes there are few people or companies that have the research necessary to warrant such risks. Thus the company knows of no person or company in the horse racing industry that can operate as the company intends to operate. The company believes it is on the cutting-edge of new technology in the industry. If the company is wrong in its assertions, then the company will not be able to compete and will be forced out of business. And any stockholder that may have invested money in the company would lose their entire investment.

SECURITIES RISKS

There currently is no market for the company's securities. Unless the company can show substantial signs of producing its "Power Genetics" in it's foals, then the company feels that there should not be a market for the company securities. The company does not intend to have securities tradable until such time as the company feels that its "Power Genetics" can be produced. Even if the "Power Genetics" are produced in the company's horses, there are still the uncontrollable factors of disease or injury that makes the company's securities extremely volatile. The company also has few shareholders, approximately 200, thus there is an extremely thin market and the volatility of the company may make a stock holder unable to liquidate their securities if the company's horses are unable to race.

REPORTING TIME AND COST RISKS

The sheer cost involved in an audited financial statement for other companies is incidental to their cost of doing business. Because NCT has such low overhead and such high profit potentials, the cost of its financial statement is a very real risk to the company. The audited financial statement may be as high as 75% of the total cost in any one fiscal year. When considering the time and detail involved in reporting, reporting is a major risk to the company. The cost of a company audit runs $5,000 to $10,000. This cost could represent a year's worth of broodmare care and breeding expenses. On the other hand, if NCT does not become a reporting company, then it does not have access to the OTC Bulletin Board and the ability of the company to have access to the public's securities markets may be non-existent. Even if the company sells its securities by private transaction, the company would incur deep discounts. The company, in selling its private securities, may be unrealistic because of the deep discounts incurred. The risk involved in this type of selling in the horse racing industry and in NCT specifically may curtail many private security investors from investing in the company. Furthermore, there is the impact of January 4, 1999, making OTC Bulletin Board Companies reporting companies. The company feels that this will have a negative impact upon selling of private securities. This impact has not been measured and has not had enough time to measure the affects on the private sale and marketability of private placement securities.

The time it takes to register securities has affected the business strategy of the company. NCT has decided to be a voluntary reporting company. The reporting time is extensive. The company has elected not to breed its broodmare for the 2001 breeding season. The company will put its resources into operating capital from management into making the company's registration statement effective and the company's ongoing reporting to the Securities and Exchange Commission in effect. The company is sacrificing its potential for income to meet the requirements of the Securities and Exchange Commission, which do not directly provide the company with operating capital.
Furthermore, ongoing information needs to be provided to the Securities and Exchange Commission in an efficient and timely manner due to the volatility and the sudden abrupt changes in the company's financial position as a result of the health and welfare and racing ability of the company's horses. This timely manner of reporting may take away time from other direct income producing activities of the company.

ANNUAL REPORTS

The company is filing an audited financial statement. The cost involved with an audited financial statement is a major cost to the company. The company expects to be able to provide audited financial statements, fiscal year ending June 30, 2001 on an ongoing basis.
The company is voluntarily filing reports to the Securities and Exchange Commission and is a reporting company by its own volition. The company also will be required to file the 10-Q and 10-K reports. The company intends to file an annual report, fiscal year ending June 30, 2001. The company hopes that any person interested in the business of the company will take the opportunity to read any and all information reported to the Securities and Exchange Commission. The public may read and copy any materials the company has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is: http://www.sec.gov. Nevada Classic Thoroughbreds, Inc. maintains an Internet site at http://www.nctfarm.com.

CONFLICT OF INTEREST RISKS

The officers and directors of the company may in the future participate in business ventures that could be deemed to compete directly with the company. Additionally, conflicts of interest and long arm's-length transactions may arise in the future, in the event the company's officers or directors are involved in the management of any firm with which the company may transact business. The company has adopted a policy that the company will not seek to breed, train or race racehorses outside the company, while with the company, due to the proprietary nature of the company's technology.



Item 2: Plan of Operation

NCT was founded to breed, train and race thoroughbred racehorses.
The company recognizes a technological breakthrough and a major marketing opportunity in developing a unified operation to maximize profits and minimize costs. Currently, only a few of the horse farms are unified in operation. They are, however, extremely large operations with many broodmares, weanlings, and yearlings. Yet, even with all these seemingly large advantages, they are unable to consistently compete in the Breeder's Cup races. The Breeder's Cup races are announced as the championships of horse racing.

NCT delivers a full suit of horse racing that integrates seamlessly with the company's existing horse racing infrastructure or work as a stand-alone solution. Because of the proprietary manner in which NCT can deliver its race horse product, NCT believes it is a low-cost, high-profit racehorse product provider when compared with its competition.

The NCT proprietary solution to the horse racing challenge is the company's "Power Genetics" technology, which would enable the company to determine the following:

  The horses' speed capability at a certain distance on a particular racing surface.
  The horses' burst of speed for a particular distance from the finish line
  The horses' appearance, which would make it valuable at the national sales auctions.
  The horses' real sound conformation, which would enable the horses to train and race without injury.

The "Power Genetics" enables the company to determine what horses to breed, what horses to keep and train, what horses to race, and in what races the horses will perform at maximum capability. The company will know the quality of its horses as yearlings, thus eliminating the need for many horses in order to find the "one" really good horse. It also eliminates the high cost associated with many horses. The "Power Genetics" takes the guesswork out of how to train a particular horse for its ultimate racing style. NCT will be able to compete in races that the horse has a good opportunity to win.

MARKET STRATEGY

The first objective is to find a broodmare with the "Power Genetics" in the price range the company can afford. It is similar to trying to find the proverbial needle in the haystack. The second objective would be to find a second needle in the haystack, a stallion with not only the "Power Genetics", but also the genetics to complement the broodmare and his service in a price range the company can afford.

The company has selected a broodmare named "Ms. Walkin", which was acquired in 2000. The broodmare has these "Power Genetics":

  =Race a mile on the turf surface as her best distance and racing surface
  =Burst of speed of three/sixteenths of a mile from the finish line =Does not have cosmetic appearances that would make her valuable in the auction ring
  =Does not have perfect sound racing conformation

The company has selected a stallion, "Half-Term". The stallion has the following "Power Genetics":

  =Race a mile on a turf surface as the best distance and racing surface
  =Burst of speed of one-fourth of a mile from the finish line =Does have good cosmetic appearance and would be very valuable in a sales auction
  =Does have good sound conformation for racing without being injured.

From this mating, the predictability for the unborn foal in the "Power Genetics" was as follows:

  =78% probability of the horse racing at the top level of competition at a mile on the turf racing surface
  =97% probability of the horse possessing a burst of speed of one-fourth of a mile from the finish line at the top level of racing
  =94% probability of the horse racing a mile on the turf as its best racing distance and racing surface
  =52% probability of perfect cosmetic conformation
  =76% probability that the horse will have conformation which will not interfere with the horse's ability to train or race

In summary, the unborn foal had a 76% predictability of earning over $200,000 over its racing career. The career usually lasts over a two and one-half year period.

The foal, a filly, was born February 5, 2001. The foal's "Power
Genetics" cannot be fully ascertained until the foal is a yearling. However, all indications are that the company's "Power Genetics" in the foal is as follows:

Achieved:
  =The 78% probability of the foal racing at the top level of competition at a mile on the turf racing surface

  =The 97% probability of the horse possessing a burst of speed of 1/4 of a mile from the finish line at the top level of racing

  =The 94% probability of the horse racing a mile on the turf racing surface as the horse's best racing surface and racing distance

  =The 76% probability that the horse will have confirmation that will not interfere with the horse's ability to train or race.

The foal toes out slightly on the left front leg. This structural flaw is being corrected through corrective shoes, and periostal elevation surgery, which the veterinarian feels is all that is necessary at the present time. The company is 80% confident that the left front leg's structural flaw will not interfere with the horse's ability to train or race.

Did not achieve:
  =The 52% probability of perfect cosmetic confirmation.

The foal toes out slightly on the left front leg. However the company feels this structural flaw is not significant enough as to preventing the filly from replacing the broodmare in the production of the company's horses. This mating however was not the company's first choice. It ranked seventh. The other horses available were outside of the company's financial ability at the present time. The stallion stud fees were over $10,000 to as high as $150,000 and the purchases of broodmares were over $100,000.

The mating the company has made is the acid test for the company's proprietary technology. Given that this particular mating ranked seventh in desirability, the foal is healthy and sound with the "Power Genetics" numbers that the company was predicting. This indicates that the company could possibly be very successful. If the foal was not healthy or did not possess the power numbers, the company may not have the ability to produce good racehorses in the future. It's the company's ability to consistently produce top racehorses that is critical to the company's success. The company has produced a top racehorse from this mating. The company has improved its breeding stock. Future breedings with the foal would be anticipated to produce even a higher quality racehorse in the company's future.

The Foal:

The foal has the "Power Genetics" numbers greater than either the sire or the dam. Further, the foal has exceeded the power numbers expectation from the breeding. While the company cannot be completely accurate in its assessment until the foal is a yearling, the company feels it has over-achieved what the mating was expected to produce. The foal does not resemble either the sire or the dam, but actually looks like and is built like "Mr. Prospector" himself. This is exactly "theoretically" what was supposed to happen in a successful line breeding. The line breeding of the foal is genetically 3/8 "Mr. Prospector". A direct offspring of "Mr. Prospector" would be 4/8. The company feels it has achieved a successful line breeding, intensifying the good qualities, while eliminating the unwanted qualities. All indications show at this time that the company has produced a top level racehorse with the ability to reproduce top level racehorses.

As an interesting side note, both the sire and dam are built short and stocky, however the foal gives all indications of being tall. "Mr. Prospector" was a tall and slender horse himself. Furthermore, the foal looks and acts like "Fusaichi Pegasus" which is very similarly bred to our foal. "Fusaichi Pegasus" won the Kentucky Derby and was announced the selling of his breeding rights for over $50,000,000 at the Breeders Cup 2000 races.

The company will have a cash flow lag until the company sells or races its horses.

The company has a current cash flow lag. It takes two years to race the company's first foal. The general overall maintenance for each individual horse usually amounts to $150 per month or $1,800 yearly per horse. The company needs to have the availability of the public security markets. The company feels that the deep discounts that most investors require from private restricted stock, is unfair to future shareholders. Furthermore, the private stock transactions could be even less available, and would indicate even deeper discounts when considering the Securities and Exchange Commission requiring OTC trading companies to be reporting companies. These facts compel the company to voluntarily report and to have access to what the company feels would be reasonable price per share transactions for the company's stock.

Thus the two most single critical events in the company's Plan of Operation were (1) the February 5, 2001 due date of the unborn foal to indicate strongly the proprietary technology of the company; and
(2) the speed at which the company can register and report its stock to the Securities and Exchange Commission. The failure of anyone of these two factors would result in the company being unsuccessful and any stockholder losing his entire investment.

COMPETITION

While there are a number of horse breeders, there has not been a dominant horse farm breeder in the thoroughbred industry. The company knows of no farm or individual that intends to unify the breeding, training and racing of a few horses as the sole means of income to the company. The risks for the farms are substantial. If they are not successful by their horses racing well, there is no income. Having no income will eventually put the horse farm out of business. These risks eliminate horse farms from using this business strategy. Thus the horse racing industry is segmented to reduce risks. Only the largest most financially sound horse farms unify the breeding, training and racing segments of the industry. Their strategy is numbers of broodmares bred to a few good stallions.
Their objective is to produce the one good horse that would support the racehorse farm's expenses. As an example, "Fusaichi Pegasus" was syndicated at the end of his racing career for approximately $50,000,000. $50,000,000 for one horse is a sizeable amount to most any individual or horse farm for a single horse.

The company's competition is these extremely large and financially powerful horse farms. The Phipps, the Paulson's, and the Young's, are the perennial leaders in the horse racing industry. So how does the company hope to compete against such powerful horse racing industry leaders? The company intends to use its "Power Genetics", technology producing horses that can compete at the top level of racing and reproduce themselves consistently, thus maximizing profits while minimizing costs. NCT feels that its "Power Genetics" technology is on the cutting edge and uses State of The Art technology for the thoroughbred horse racing industry. This technology, the company feels, will lead the horse racing industry into the end of the 21st century.

There are few if any public horse farms for two main reasons: first, is the inability to reduce the risk involved in producing top race horses, and secondly, the people who have traditionally been in the horse racing industry are financially extremely well-off. These individuals do not need or desire public or private funding. Losing a few million dollars would not alter their lifestyle in any significant manner.



CORPORATE INFORMATION

The company has relatively small capital needs at the present time. However, the company also has no operating capital at the present time. Thus, even the slightest expense, is examined carefully by the company. The company has an agreement with the Officers and Directors, and Operations Manager of the company to maintain the company's horses through June 30, 2001. At such time the company will need to sell some of its securities either privately or through the public markets to obtain sufficient capital to continue its business plans. The registration of these securities is critical to its future success (see Reporting Time and Cost Risks, page 8). The company has a time lag of two years or more of expenses until its first racehorses will be able to compete and the opportunity for the company to generate income to be realized. The company has no definitive plans for any public or any private transactions at the present time.

There exist two major differences between NCT's Plan of Operation and other companies' Plan of Operation.

First, Descendant Trust has been issued 25,000 shares of Nevada Classic Thoroughbreds, Inc. common stock on November 1, 2000 as organizational founders' stock. The Descendant Trust beneficiaries are JoAnna Curtis, Pamela J. Brimhall and Bradley E. Brimhall. The Descendant Trust is required to pay $10 per share for the first 64,000 additional shares and $25 per share for the remaining 866,000 shares as per Descendant Trust's Stock Option Agreement with the company (See Description of Securities, page 19). NCT feels that due to the potential volatility and high risk in the company's securities by the stockholders. The stockholders deserve to reap the initial rewards if the company is successful (see Description of Securities, page 19).

Secondly, the potentially extreme low costs and extreme high income for the company, has significance when considering the cost of the audited financial statement. This cost usually is an insignificant cost to most other companies when considering their overall cost of operation. However, the cost of an audited financial statement to NCT could be more than the company's cost of broodmare care and breeding expenses in any one fiscal year. (See Financial Statements, page 24.)

The cost of the audited financial statement for an ongoing business is estimated between $5,000 and $10,000 per year. When considering the potential value of a foal, which could be as high as $50,000,000, then the company with limited resources is in a real dilemma if the company has to choose between an ongoing audited financial statement or the breeding of the company's broodmare. The company has elected to have management of the company pay for the maintenance of the company's horses until June 30, 2001 (See Description of Securities, page 19 and Corporate Information, page 13).

While the Securities and Exchange Commission was originally designed and intended to enable the public to have access on information about the company, the company feels that the Securities and Exchange Commission was not intended to be the critical "make or break" factor for a company's success. However, the company feels that registering of the company's securities, is one of the two most critical factors involved in the company's success. (See Reporting Time and Cost Risks, page 8 and Corporate Information, page 13)

The company intends to support its stock.

The company intends to support its stock by buying and selling its securities in the open market. Due to the low cost and high profitability of the company the company intends to buy and sell its own shares for profit. The purpose is to maintain the net asset value of the company as well as offset the costs of operation and to help maintain cash flow especially during the time period when the company's horses are not racing, estimated two years. This will provide those investors who wish to sell their stock for a short-term emergency basis, may have the opportunities to sell their securities.

ITEM 3: Description of Property

The company leases two acres of pasture for $100 per month. The company has located its broodmare in various locations throughout Phoenix, Arizona and the surrounding metropolitan area, depending upon the quality of the grass in those locations. The total cost including feed supplements, veterinarian care, and farrier service is approximately $150 per month. With the foal, this cost has increased to $300 per month, as of June 30, 2001, when the foal was weaned. These costs should remain relatively constant, excluding any disease or major injuries to the company's broodmare or foal.

The company owns various tack and horse supplies, sufficient for the care and maintenance of its broodmare and foal. These tack and supplies are rather insignificant and usually last many years and are approximately $200 in total.

The company's real asset is its broodmare, "Ms Walkin". The company spent a vast amount of time and energy in research to find the genetic pedigree of natural horse racing ability. "Ms. Walkin" sold as a weanling for $4,500, $5,000 as a two-year old. The company feels "Ms Walkin" has the genetics, heritage, and conformation encompassed by the technology of "Power Genetics". The company feels that "Ms Walkin" should have sold for a much larger price tag. The broodmare is invaluable to the company in producing its racehorses. So why did the broodmare sell so cheaply? "Ms Walkin" has cosmetic flaws that would not affect her racing ability but would affect her selling in the national auctions. The cosmetic flaws include her right front foot turns out slightly from the shoulder. Her left back foot is slightly a clubfoot. The broodmare is generally slightly off balance and the broodmare is slightly out of proportion. The broodmare raced in three races at three/fourths of a mile on the dirt surface, placing fifth in all three of these allowance races. Her "Power Genetics" indicated that her best racing distance would be a mile on the turf or grass surface. Therefore, she never was able to compete on the proper racetrack surface or the proper distance that would have showed her true capability as a racehorse.

Ms. Walkin had been raced and trained for six-furlong allowance racing. Through Ms. Walkin's "Power Genetics" numbers, she should have been trained and raced at a mile on the turf-racing surface. Furthermore, the broodmare's sire, "Misawaki's" 2001 stud fee is $35,000. "Misawaki's" lifetime average yearling sales are $110,021 according to the industry's national magazine, The BloodHorse Magazine, Stallion Register 2001. The broodmare's dam, "Split-Sentence" produced a foal that sold for over $200,000 as a yearling, according to the BloodHorse National Computer Pedigree Service.
Using its "Power Genetics" technology, the company was able to procure what it feels is a topnotch broodmare, because the true value of the broodmare was never ascertained due to the lack of understanding that the company now possesses through its "Power Genetics" system.

"Half-Term", who is the stallion of the unborn foal costs the management of the company $499 in shipping, breeding expenses of $315 and $2,500 for the right to obtain his services. This mating was not the company's first choice, but was within the company's financial ability and ranked seventh in desirability when breeding to our broodmare.

As a result of this mating, the foal is a line breeding from the stallion, "Mr. Prospector". "Mr. Prospector" is a legend in the thoroughbred horse racing industry. The company's foal is genetically three/eighths "Mr. Prospector". A direct son of "Mr. Prospector" would be genetically four/eighths "Mr. Prospector". The foal is genetically very similar to "Fusaichi Pegasus" whose sire is "Mr. Prospector" and whose dam by "Dansig", a "Northern Dancer" son. Thus both the sire and dam side are genetically similar to the company's unborn foal. "Fusaichi Pegasus" was syndicated for approximately $50,000,000 at the end of his racing career. (See The Foal, page 12.)

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

Security Ownership of Certain Beneficial owners

The following table sets forth the beneficial ownership for the company's sole class of common stock of the company's beneficially owned by all directors, officers, and 5% or more holders.

The par value for the company's issued and outstanding common stock as shown below, has a par value of $ .00 cents per share. The company does not issue dividends on the common stock. The company's common stock is non-cumulative. The common stock has no preference over or under any other common stock. (See Description of Securities, page 19.)

Name and              Nature of         Number of        Percent
Address of            Beneficial        Shares
Beneficial            Ownership
Owner
----------            -----------        ---------        ------

Descendant Trust      Record             25,000(1)         28%
1649 E. Hackamore     Beneficial Owner
Mesa, AZ  85203


Brad Brimhall         Record             50,000            56%
                      Beneficial Owner

The following table sets forth the beneficial ownership for the company's sole class of preferred stock beneficially owned by all directors, officers, and 5% or more holders.

The par value for the company's issued and outstanding preferred stock as shown below, is $0.001 per share. The company does not intend to issue dividends on the preferred stock at the present time or in the foreseeable future. The preferred stock has no preference over or under any other preferred stock.



Name and              Nature of         Number of        Percent
Address of            Beneficial        Shares
Beneficial            Ownership
Owner
----------            -----------        ---------        ------
Descendant Trust      Record             5,000              100%
1649 E. Hackamore
Mesa, AZ  85203

(See Description of Securities, page 19)

Item 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Directors and Officers of the company are as follows:

Name                   Age               Position
----                 ---------         ---------
JoAnna Curtis          56               President/CEO
Pamela J. Brimhall     50               Secretary/Treasurer
Bradley E. Brimhall    56               Operations Manager
Carol A. Bushman       51               Accounting Officer
Kristen Curtis         27               Transfer Agent

The management term of office is for one fiscal year, beginning July 1stand ending June 30th. There exists a family relationship: JoAnna Curtis is the mother of Kristen Curtis. No other family relationships exist. Ms. Brimhall and Brad Brimhall are of no relation even though they have the same last name.

JOANNA CURTIS. Ms. Curtis became President of Nevada Classic Thoroughbreds in 1998. JoAnna Curtis has operated Nevada Classic Thoroughbreds since 1998. In 1998, Nevada Classic Thoroughbreds, Inc. merged with Cherry Blossom Farms, incorporated in Nevada on January 24, 1994. JoAnna has been in the educational field since 1970 and is influential in the Charter School system, developing one of the first charter schools in the Phoenix, area of Arizona. The Charter School she co-established is called Edu-Prize. JoAnna is a graduate of Brigham Young University in Provo, Utah. Ms. Curtis majored in Education and has been in the educational field teaching and developing curriculum for approximately the last twenty years. Joanna's duties for the company include the maintenance of the company's horses and provided funding for research and development and in the planning and development of the corporation's business plans.

PAMELA J. BRIMHALL. Ms. Brimhall is a technical computer systems analyst for the company. She has been a legal secretary and computer systems analyst for legal firms, since approximately 1980. Her duties for the company include formation of the company's business strategies, Securities and Exchange Commission correspondence as well as the graphic designing of the company's brochures, cards and other correspondence. Ms. Brimhall will also be involved in Internal Revenue Service tax forms along with the corporation's accountant officer, Carol Bushman.

BRADLEY E. BRIMHALL. Mr. Brimhall is the originator of "Power Genetics", the proprietary technology of the company. Mr. Brimhall is a graduate of the University of Utah in Salt Lake City, Utah. His major course of study was Economics in the College of Letters and Science. Mr. Brimhall's expertise for the company will be in the breeding, training and racing of the company's horses. Brad has been an owner of racehorses, managing horse syndications, and President and CEO of Cherry Blossom Farms, from 1994 to the present. Brad has also trained various types of animals, such as dogs, birds, and horses, in the areas of behavior modifications. Mr. Brimhall will be involved in the day-to-day activities of the company.

CAROL A. BUSHMAN. Ms. Bushman is the company's accountant officer. She has been with various accounting firms since 1995. She is an author and also is currently employed by the accounting firm, Skinner Tameron & Co., LLP. Ms. Bushman's responsibilities are to maintain NCT's accounting records, and help provide financial data for the Securities and Exchange Commission as well as the Internal Revenue Service. Ms. Bushman will hold the bank account records, and along with Ms. Brimhall is responsible for the financial reporting to the Securities and Exchange Commission.

KRISTEN CURTIS. Ms. Curtis is the company's transfer agent. She has been and currently is employed by a large commercial contracting company, Builders Guild, since approximately 1995. Her duties at Builders Guild are keeping the records of construction bids for various commercial construction projects. Ms. Curtis corresponds with various subcontractors and performs the duties similar to that of a transfer agent as far as computer technology and integrating business systems into a single database. Ms. Curtis, along with Ms. Brimhall and Ms. Bushman comprised a system for the company website, e-mail, marketing and graphic designs as well as the financial and reporting criteria for the Internal Revenue Service and the Securities and Exchange Commission.

Item 6:  EXECUTIVE COMPENSATION

The following table sets forth the compensation received for services rendered to the Company during the fiscal year ended June 30, 2001.

                      SUMMARY COMPENSATION TABLE

Name and Principal  Annual Compensation  Other Annual  Long-Term
All Other
Positions   Salary($) Bonus($) Compensation  Compensation Awards
---------    ------    -----   ------------  ------------ ------
NONE

The common stock is valued at $ .00 (cents) per share.

Bradley E. Brimhall became Operations Manager of Nevada Classic
Thoroughbreds, Inc. on November 1, 2000.  Mr. Brimhall is issued
2,000 shares of common stock annually, on a fiscal year basis as part of his employment agreement, beginning July 1, 2001.

The company did not pay any compensation to its President/CEO or Secretary, nor to any Executive Officers or Directors. The company does not have any defined benefit or actuarial plan with respect to any Executive Officer or Director under which benefits are determined primarily by final compensation and years of service.

None of the company's Officers or Directors has received such compensation in the past. All Officers and Directors act without compensation until authorized by the Board of Directors. Further, none of the Directors is accruing any compensation under any agreement with the company.

The company's managers will not be reimbursed for any expenses incurred by management, including but not limited to, costs associated with the maintenance of the company's horses and/or any organizational costs incurred by the company, prior to and including June 30, 2001. Beginning July 1, 2001, any costs paid for by management will be reimbursable to management.

GRANTS AND OPTIONS

The company has entered into a Stock Option Agreement with the Descendant Trust. The Stock Option Agreement enables the Descendant Trust to purchase an additional 930,000 shares of the company's common stock (see Stock Option Agreement, a copy of which has been filed as an Exhibit with the SEC).

Item 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no party transactions or any other transactions or relationship required to be disclosed pursuant to Item 404, Regulation S-B.

Item 8: DESCRIPTION OF SECURITIES

The company's authorized capital stock consists of 5,000,000 shares valued at $.001 per share. There are 89,000 shares of common stock issued and outstanding as of the date of this filing. All shares of common issued and outstanding stock (89,000 shares) have equal voting rights, one vote per share in all matters to be voted upon by the shareholder. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued as fully paid and non-assessable shares. Cumulative voting in the election of Directors is not permitted, and all issued and outstanding shares (89,000) of the Company's common stock are fully paid and non-assessable.

The company's authorized preferred stock consists of 5,000,000 shares valued at $0.001 per share. There are 5,000 shares of preferred stock issued and outstanding as of the date of this filing. All shares of preferred stock issued and outstanding (5,000 shares) have no voting rights and no conversion rights. In case of liquidation, the preferred stock shall be subordinate to debt instruments or debt securities. Any redemption or sinking funds or dividends will be voted upon by the Board of Directors of the company.

STOCKHOLDER'S EQUITY

1)  89,000 shares of common stock issued and outstanding.
    a) 50,000 shares of common stock issued and outstanding, owned by Brad Brimhall;
    b) 25,000 shares of common stock issued and outstanding to Descendant Trust;
    c) 14,000 shares of common stock issued and outstanding to other shareholders.

2) 930,000 shares of the company's common stock held in reserved for stock option purchases by Descendant Trust (see Stock Option
Agreement, filed as an Exhibit with the SEC).

The address of the Descendant Trust is 1649 E. Hackamore, Mesa, Arizona, 85203. The joint trustees are JoAnna Curtis, Pamela J. Brimhall and Bradley Brimhall. JoAnna Curtis, Pamela J. Brimhall and Bradley Brimhall have joint beneficial interest of the Descendant Trust on an equal basis.

3) 5,000 shares of preferred stock issued and outstanding to Descendant Trust.

Per Share Earnings

The earnings per share of the company's common stock issued and outstanding or to be issued and outstanding are $ .00 cents per share.

The earnings per share of the company's preferred stock, issued and outstanding are $0.000 per share on the 5,000 shares.

STOCK HELD IN RESERVE

1. 930,000 shares of common stock held in reserve for Descendant
Trust stock option purchases:

    a) The 930,000 shares of common stock reserved for option purchases may be purchased for $10.00 per share for the first 64,000 shares; and $25.00 per share for the remaining 866,000 shares.
    b) The Descendant Trust may not exercise its option to purchase any of the first 64,000 shares herein until June 30, 2002; and may not exercise its option to purchase any of the remaining 866,000 shares until June 30, 2003.
    c) With the exception of item (b) above, there is no other time limit requirement for the exercise of the options; Descendant Trust may at its own discretion exercise the options for all or part of the 930,000 shares (in whole-share quantities).
    d) In the purchase of the shares, all shares must be paid for in cash in U.S. currency.

2. 20,000 shares of common stock held in reserve for estimated salaries for three to five years.









                              PART II:

Item 1: MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

There is no market for the company's securities at the present time.

The failure of the company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future, may result in the company being unable to publicly trade its securities. As a result, a stockholder may find it more difficult to dispose of the company's securities, and/or to obtain accurate information as to the market value of the company's securities.

There are approximately 200 holders of the company's common stock between 1999 and 2000.

The company has not paid any dividends to date and has no plans to do so in the immediate foreseeable future.

Item 2: LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the company or any of its Officers, Directors or Employee. This includes any securities complaint. No person in the company is restricted from operating in any fashion within the horse racing industry due to any litigation.

Item 3: CHANGES IN AND DISAGREEMENTS WITH THE ACCOUNTANTS

There are no disagreements with the accountant.

Item 4: RECENT SALES OF UNREGISTERED SECURITIES

There has been no sale of company securities by the company within the last two fiscal or calendar years.

Item 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of the Nevada Revised Statutes, there shall be no personal liability of a Director or Officer to the Company, or its stockholders for damages for breach of fiduciary duty as a Director or Officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.























                           PART F/S

Financial Statements. The following financial statements are attached to this report and filed as a part thereof.








                 NEVADA CLASSIC THOROUGHBREDS, INC.
                   (A DEVELOPMENT STAGE COMPANY)
                   FORMERLY CHERRY BLOSSOM FARM

                          AND REPORT OF
                INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                 NEVADA CLASSIC THOROUGHBREDS, INC.
                   (A DEVELOPMENT STAGE COMPANY)
                    FORMERLY CHERRY BLOSSOM FARMS
                        FINANCIAL STATEMENTS

                           JUNE 30, 2001


                           TABLE OF CONTENTS


                                                             PAGE NO.

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS

       Balance Sheet                                            2

       Statement of Operations                                  3

       Statement of Stockholders' Equity                        4-5

       Statement of Cash Flows                                  6-7

       Notes to Financial Statements                            8-14





                       INDEPENDENT AUDITORS' REPORT




To The Board of Directors and Stockholders
Nevada Classic Thoroughbreds, Inc.



We have audited the accompanying balance sheet of Nevada Classic Thoroughbreds, Inc. (a Nevada Corporation), as of June 30, 2001, and the related statements of operations, stockholders' equity and cash flows for the period of November 1, 2000 (date of inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevada Classic Thoroughbreds, Inc. as of June 30, 2001, and the results of its operations and its cash flows for the period of November 1, 2000 (date of inception) to June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 10 to the financial statements, the Company is in the development stage and needs additional working capital to maintain and train its horses. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plan regarding these matters are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


MOFFITT & COMPANY, P.C.
SCOTTSDALE, ARIZONA


July 17, 2001




                      NEVADA CLASSIC THOROUGHBREDS, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        FORMERLY CHERRY BLOSSOM FARM
                              BALANCE SHEET


                                        JUNE 30, 2001   JUNE 30, 2000
                                        -------------   -------------
                                          AUDITED         (UNAUDITED)


                           ASSETS


CURRENT ASSETS
       Cash                              $   426            $       0
                                         =============    ===========


                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                    $   294            $       0

STOCKHOLDERS' EQUITY
     Preferred stock, par value
       $.001 per share
       Authorized 5,000,000 shares
       5,000 shares issued and
         outstanding             $     5
     Common stock,
        par value $.001 per share
        Authorized 5,000,000 shares
        89,000 shares issued and
          outstanding                 89                64
     Paid in capital in excess of
       par value of stock         14,805
     Deficit accumulated during
       development stage         (14,767)
                                 --------


TOTAL STOCKHOLDERS' EQUITY               $   132            $       0
                                         -------------    ===========


TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                     $   426            $       0
                                         =============    ===========




            See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                            STATEMENT OF OPERATIONS
                       FOR THE PERIOD FROM NOVEMBER 1, 2000
                      (DATE OF INCEPTION) TO JUNE 30, 2001



                                    AUDITED          UNAUDITED
                                 JUNE 30, 2001     JUNE 30, 2000
                                 -------------     --------------
REVENUE                          $           0       $          0

EXPENSES
  Development costs       $  13,761
  General & administrative    1,006
                          ---------
TOTAL EXPENSES                          14,767                  0
                                 -------------     --------------
NET (LOSS)                       $     (14,767)                 0
                                 =============     ==============


NET (LOSS) PER COMMON SHARE

       Basic and diluted         $       ( .00)    $            0
                                 ==============    ==============

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

       Basic and diluted                89,000             64,000
                                ==============       ============


















             See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM

                     STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD FROM NOVEMBER 1, 2000
                    DATE OF INCEPTION) TO JUNE 30, 2001


             AUDITED                            UNAUDITED
         JUNE 30, 2001                        JUNE 30, 2000

     Preferred Stock  Common Stock    Preferred Stock  Common Stock
     ---------------  ------------    ---------------  ------------
     Shares  Amount   Shares  Amount  Shares  Amount   Shares  Amount

AT DATE OF INCEPTION
         0    $  0       0    $  0      0     $  0       0    $  0

NOVEMBER 1, 2000 - STOCK ISSUED TO FOUNDERS
Preferred
     5,000    $  5       0       0      0        0       0    $  0
Common
         0       0    89,000     89     0        0    64,000    64

FAIR MARKET VALUE OF SERVICES DONATED BY STOCKHOLDER
         0       0       0       0      0        0       0       0

INCREASE IN PAID IN CAPITAL FOR PAYMENT OF
   EXPENSES BY STOCKHOLDERS
         0       0       0       0      0        0       0       0

NET (LOSS) FOR THE PERIOD FROM
   NOVEMBER 1, 2000 TO JUNE 30, 2001
         0       0       0       0      0        0       0       0
      -----   ------   ----   -----   ----    -----   -----  -----
BALANCE, JUNE 30, 2001
     5,000    $  5     89,000   $ 89     0       0    64,000  $ 64
     ======   ======   ======   ====  ====    =====   ======  ====












          See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM

                     STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD FROM NOVEMBER 1, 2000
                    DATE OF INCEPTION) TO JUNE 30, 2001

(Continued)

             AUDITED                       UNAUDITED
         JUNE 30, 2001                  JUNE 30, 2000


Paid in Capital     Deficit        Paid in Capital     Deficit
 in Excess of    Accumulation       in Excess of   Accumulation
Par Value of      during the       Par Value of      during the
   Stock        Development Stage     Stock      Development Stage
------------   -----------------   ------------- -----------------
AT DATE OF INCEPTION
  $    0          $    0            $    0         $    0

NOVEMBER 1, 2000 - STOCK ISSUED TO FOUNDERS
Preferred
      (5)              0                 0              0
Common
     (89)              0                 0              0

FAIR MARKET VALUE OF SERVICES DONATED BY STOCKHOLDER
  10,935              0                  0              0

INCREASE IN PAID IN CAPITAL FOR PAYMENT OF
   EXPENSES BY STOCKHOLDERS
   3,964              0                  0              0

NET (LOSS) FOR THE PERIOD FROM
   NOVEMBER 1, 2000 TO JUNE 30, 2001
       0       ( 14,767)                 0              0
---------      ---------               -----         -----

BALANCE, JUNE 30, 2001

$  14,805      ( 14,767)                 0              0
=========      ========                =====         =====







           See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM


                          STATEMENT OF CASH FLOWS
                      FOR THE PERIOD FROM NOVEMBER 1, 2000
                      (DATE OF INCEPTION) TO JUNE 30, 2001


                                         AUDITED            UNAUDITED
                                      JUNE 30, 2001     JUNE 30, 2000
CASH FLOWS FROM OPERATING
  ACTIVITIES:
    Net (loss)                      $   ( 14,767)          $        0
    Adjustments to reconcile
      net (loss) to net cash
      provided by operating
      activities:
         Fair market value
           of services donated
           by stockholder                 10,935                    0
    Increase in paid in capital
       for payment of expenses
       by stockholders                     3,964                    0
  Changes in operating
    assets and liabilities:
      Accounts payable                       294                    0
                                    -------------         -----------


  NET CASH PROVIDED BY OPERATING
   ACTIVITIES                        $       426            $       0


CASH FLOWS FROM INVESTING
   ACTIVITIES                                  0                    0

CASH FLOWS FROM FINANCING
   ACTIVITIES                                  0                    0
                                    --------------        -----------
NET INCREASE IN CASH AND CASH BALANCE
   AT JUNE 30, 2001                  $        426           $       0
                                    ==============        ===========








               See Accompanying Notes and Independent Auditors' Report

                       NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM

                       STATEMENT OF CASH FLOWS (CONTINUED)
                       FOR THE PERIOD FROM NOVEMBER 1, 2000
                      (DATE OF INCEPTION) TO JUNE 30, 2001


                                        AUDITED            UNAUDITED
                                     JUNE 30, 2001     JUNE 30, 2000

SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION

    Cash paid for interest                $      0           $      0
                                    ==============          =========
    Cash paid for taxes                   $      0           $      0
                                    ==============          =========

SCHEDULE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES

   Fair market value of services
    donated by stockholder                $ 10,935           $      0
                                    ==============           ========

   Increase in paid in capital
    for payment of expenses
    paid by stockholders                  $  3,964           $      0
                                    ==============           ========






















        See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001


NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations and History of Company

On November 1, 2000, the Company was organized to engage in racing, breeding and training of thoroughbred horses.

The Company is a successor of Cherry Blossom Farms, Inc. which has been inactive since 1994. On October 8, 1998, Cherry Blossom Farms, Inc. merged with Nevada Classic Thoroughbreds, a sole proprietorship. On November 1, 2000, the corporation issued 94,000 shares of stock to the founders of the company in exchange for ownership in Nevada Classic Thoroughbreds. At the time of the exchange, Nevada Classic Thoroughbreds, the sole proprietorship, did not have any assets, liabilities or equity. Pro forma information on the stock issuance and combination are not material.

The Company elected a June 30th year end for accounting purposes.


Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
              See Accompanying Notes and Independent Auditors' Report

Page 8
                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net (Loss) Per Share

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings
(loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net loss per share are excluded.

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the Company's results of operation, cash flows or financial position.


NOTE 2   DEVELOPMENT STAGE OPERATIONS

As of June 30, 2001, the Company was in the development stages of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage Company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not yet commenced.

The Company expensed $ 13,761 of development costs for the period from November 1, 2000 to June 30, 2001 .









              See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001


NOTE 3   HORSES OWNED

The Company owns two horses with the costs as follows:

Mare - Ms. Walkin. This horse was donated by a church to principal stockholders of the Company who in turn transferred it to the corporation for founders' stock. In accordance with generally accepted accounting principles, the horse is recorded at the transferor's historical cost basis, which is zero.

Filly - unnamed. The cost of the filly is recorded at zero. The filly was born on February 5, 2001 from Ms. Walkin.

NOTE 4   INCOME TAXES

Net (loss)                                           $      ( 14,767)

The provisions for income taxes is estimated as follows:

            Currently payable                       $              0

              Deferred                              $              0

The net (loss) for financial statements differs from the federal income tax net loss. A reconciliation is as follows:

              Financial statement net loss            $        14,767

              Non-deductible services                          10,935
                                                      ---------------
              Income tax net loss                               3,832
                                                      ===============

Significant components of the Company's deferred tax asset are as follows:

              Net operating loss carryforward         $           600

              Less valuation allowance                            600
                                                     ----------------
              Net deferred asset                      $             0
                                                     ================



              See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001


NOTE 5   PREFERRED STOCK

No special rights or preferences have been assigned to the preferred stock.

NOTE 6   STOCK OPTION AGREEMENT

On November 1, 2000, the Company established a stock option agreement under which a total of 930,000 shares of common stock are reserved for the option.


The details of the option are as follows:

             Number            Exercise            Exercise
           of Shares             Price               Date
          ----------           ---------           --------

            64,000            $  10.00          June 30, 2002

           866,000               25.00          June 30, 2003
          --------
           930,000
           =======

The Company has elected to account for stock-based compensation under APB Opinion No. 25, under which no compensation expense has been recognized for stock options granted to employees at fair market value.

A summary of the option activity for the period from November 1, 2000 to June 30, 2001 , pursuant to the terms of the plan is as follows:














         See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001


NOTE 6   STOCK OPTION AGREEMENT (CONTINUED)


                                        Shares            Weighted
                                         Under             Average
                                        Option         Exercise Price
                                       --------        --------------
Options outstanding at November 1, 2000      0         $          0

Granted                                930,000                23.81
                                      --------         ------------

Outstanding at June 30, 2001           930,000                23.81
                                       ========       ============

No shares are exercisable at June 30, 2001.

Information regarding stock options outstanding as of June 30, 2001 is as follows:

Price range                                         $ 10.00 - $ 25.00

Weighted average exercise and grant date prices                 23.81

Weighted average remaining contractual life         2 years, 5 months

The weighted average fair market value of options granted in the period of November 1, 2000 to June 30, 2001 were estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions:

          Dividend yield                                     0
          Expected volatility                               50%
          Risk fee interest rate                           5.7%
          Expected life                               2-3 years






          See Accompanying Notes and Independent Auditors' Report

                      NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001

NOTE 6   STOCK OPTION AGREEMENT (CONTINUED)

For purposes of pro forma disclosure, the estimated fair market value of the options, if any, is amortized to expense over the options' vesting periods.

Under the Black-Scholes model, the options did not have any intrinsic value. Therefore, pro forma disclosure information has not been presented.


NOTE 7   SHARES OF STOCK ELIGIBLE FOR ISSUANCE

                                          Common          Preferred
                                        ---------         ---------
               Total stock authorized   5,000,000         5,000,000

Less stock issued                        ( 89,000)          ( 5,000)

Less stock reserved for stock options   ( 930,000)                0
                                            ---------         -------
---
Balance available for issuance          3,981,000         4,995,000
                                        =========         =========

NOTE 8   NET OPERATING LOSS CARRYFORWARD

The corporation has the following net operating loss carryforward:

                       Year          Amount           Expiration Date
                 -------------       ------           ---------------
                 June 30, 2001     $  3,832             June 30, 2021
                                   ========












         See Accompanying Notes and Independent Auditors' Report

                       NEVADA CLASSIC THOROUGHBREDS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         FORMERLY CHERRY BLOSSOM FARM
                         NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 2001



NOTE 9   FAIR MARKET VALUE OF SERVICES DONATED BY STOCKHOLDER

A stockholder of the Company donated his services for the maintenance, care and training of the horses. The value of the services is estimated to be $ 10,935.


NOTE 10   GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company is in the development stage of breeding and training horses and needs additional capital to maintain its present development program. If the breeding and training of the horses is not successful and/or the Company does not obtain additional working capital, there is a possibility that the Company's development plans might be curtailed. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans to eliminate the going concern situation include, but are not limited to, raising additional working capital through a public or private stock issuance. Management believes there are also various lenders that would be willing to finance the cost of breeding and foaling the horses.

NOTE 11   INSURANCE

The Company does not have any insurance coverage on the horses or any liability or workers' compensation insurance.













         See Accompanying Notes and Independent Auditors' Report.

                               PART III
                               EXHIBITS





Item 1: Index to Exhibits

   Exhibit Number                   Item 2: Description
--------------------   -----------------------------------------
        2.1            Articles of Incorporation of Nevada
                       Classic Thoroughbreds, Inc. filed with
                       the State of Nevada on November 1, 2000.

        2.2            Bylaws of Nevada Class Thoroughbreds,
                       Inc. on the records of the company
                       adopted November 1, 2000.

        6              Stock Option Agreement between the
                       Company and Descendant Trust



Exhibit 2.1 - Articles of Incorporation


             ARTICLES OF INCORPORATION             [FILED STAMP]
        NEVADA CLASSIC THOROUGHBREDS, INC.       FILED #C2924-00
                                                     NOV 01 2000
                                                IN THE OFFICE OF
                                                 /s/ DEAN HELLER
                                  DEAN HELLER SECRETARY OF STATE

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, being at least eighteen years of age and acting as the incorporator of the Corporation hereby being formed under and pursuant to the laws of the State of Nevada, does hereby certify that:


                          ARTICLE I
                            NAME

The exact name of this corporation is:

                NEVADA CLASSIC THOROUGHBREDS, INC.

                         ARTICLE II
             REGISTERED OFFICE AND REGISTERED AGENT

The registered office and place of business in the State of Nevada of this corporation shall be located at 3770 Howard Hughes Parkway, #195, Las Vegas, Nevada. The resident agent of the corporation is AMERICAN CORPORATIONS, whose address is 723 S. Casino Center Blvd., Las Vegas, Nevada, 89101-6716.

                       ARTICLE III
                         DURATION

The Corporation shall have perpetual existence.

                       ARTICLE IV
                        PURPOSES

The purpose, object and nature of the business for which this corporation is organized are: To engage in any lawful activity, To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

                       ARTICLE V
                        POWERS

The powers of the Corporation shall be those powers granted by
78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the corporation shall have the following specific powers:

To elect or appoint officers and agents of the corporation and to fix their compensation; To act as an agent for any individual, association, partnership, corporation or other legal entity;
To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, association, partnerships, corporations, or governments; To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus; To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes.

                             ARTICLE VI
                           CAPITAL STOCK

Section 1: Authorized Shares

The total number of shares which this corporation is authorized to issue is 5,000,000 shares of Common Stock having a par value of $.001 per share and 5,000,000 shares of Preferred Stock having a par value of $.001 per share.

Section 2: Voting Rights of Stockholders

The entire voting power of the Corporation shall be vested in the common shares and the Preferred Stock shall have no voting rights. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the corporation.


Section 3. Consideration for Shares

The Common Stock and the Preferred Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors, but in no event shall the consideration be less than the stated par value thereof. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock, shall be legally issued and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Stock Rights and Options

The corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.


                          ARTICLE VII
                           MANAGEMENT

For the management of the business, and for the conduct of the affairs of the corporation, and for the future definition, limitation, and regulation of the powers of the corporation and its directors and stockholders, it is further provided:

Section 1: Size of Board

The initial number of the Board of Directors shall be two (2). Thereafter, the number of directors shall be as specified in the Bylaws of the corporation, and such number may from time to time be increased or decreased in such manner as prescribed by the Bylaws. Directors need not be stockholders.

Section 2: Powers of Board

In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a) To make, alter, amend, and repeal the Bylaws subject to the power of the stockholders to alter or repeal the Bylaws made by the Board of Directors;


(b) Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation, or any of them, shall be open to stockholder inspection. No stockholder shall have any right to inspect any of the accounts, books or documents of the corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the stockholders of the Corporation;

(c) To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the corporation, including after-acquired property;

(d) To determine whether any and, if so, what part of the earned surplus of the corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(e) To fix, from time to time, the amount of the profits of the corporation to be reserved as working capital or for any other lawful purpose;

(f) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participation.

(g) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board;

(h) To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid;

(i) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, he Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the Bylaws of the corporation.

Section 3. Interested Directors

No contract or transaction between this corporation and any of its directors, or between this corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that:

  the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given);

  the conditions of N.R.S. 78.140 are met.



Section 4. Names and Addresses

The names and post office addresses of the first Board of Directors which shall consist of two (2) persons, and who shall hold office until their successors are duly elected and qualified, are as follows:

NAME                   ADDRESS

PAMELA J. BRIMHALL     1649 East Hackamore
                       Mesa, AZ 85203

JOANNA CURTIS          1649 East Hackamore
                       Mesa, AZ 85203


                         ARTICLE VIII
              PLACE OF MEETIING; CORPORATE BOOKS

Subject to the laws of the State of Nevada, the stockholders, Descendant Trust, and the directors shall have power to hold their meetings, and the directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the Bylaws or by appropriate resolution.

                         ARTICLE IX
                   AMENDMENT OF ARTICLES

The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and stockholders are granted subject to this reservation.

                         ARTICLE X
                       INCORPORATOR

The name and address of the incorporator signing these Articles of Incorporation are as follows:

NAME                     POST OFFICE ADDRESS

PAMELA J. BRIMHALL       1649 East Hackamore
                         Mesa, AZ   85203


                        ARTICLE XI
         LIMITED LIABILITY OF OFFICERS AND DIRECTORS

Except as hereinafter provided, the officers and directors of the corporation shall not be personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. This limitation on personal liability shall not apply to acts or omissions which involve intentional misconduct, fraud, knowing violation of law, or unlawful distributions prohibited by Nevada Revised Statutes Section 78.300.

     IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this eleventh day of October, 2000.

/s/ Pamela J. Brimhall
------------------------------
INCORPORATOR


STATE OF ARIZONA       }
                     ss:
COUNTY OF MARICOPA     }

On this 11th day of October, 2000, Pamela J. Brimhall personally appeared before me, a Notary Public, who acknowledged to me that she executed the foregoing Articles of Incorporation for NEVADA CLASSIC THOROUGHBREDS, INC.


(Notary Seal)

/s/ Heather Pfeiffer
--------------------------
    NOTARY PUBLIC
    Residing in Maricopa County


My Commission Expires:
August 3, 2004



Exhibit 2.2 - Bylaws

                   BYLAWS OF NEVADA CLASSIC THOROUGHBREDS, INC.

                                 ARTICLE I
                                  OFFICES

SECTION 1. REGISTERED OFFICE

The registered office of the Corporation shall be located in the City of Las Vegas, County of Clark, Nevada.

SECTION 2. OTHER OFFICES

In addition to the registered office in Las Vegas, Nevada, other offices may also be maintained at such other place or places, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, where any and all business of the Corporation may be transacted, and where meetings of the stockholders and of the Directors may be held with the same effect as though done or held at said registered office.

                                ARTICLE II
                         MEETING OF STOCKHOLDERS

SECTION 1. ANNUAL MEETINGS

The annual meeting of the stockholders, commencing with the year 2001, shall be held at the registered office of the Corporation in Las Vegas, Nevada or at such other place as may be specified or fixed in the notice of such meetings on the second Monday of July of each and every year at 10:00 o'clock a.m., for the election of directors and for the transaction of such other business as may properly come before said meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting, or at the adjournment thereof, the Board of Directors shall cause the election to be held at a meeting of the stockholders as soon thereafter as may conveniently be had.

SECTION 2.  NOTICE OF ANNUAL MEETINGS

The Secretary shall mail, in the manner provided in Section 5 of
Article II of these Bylaws, or deliver a written or printed notice of each annual meeting to each stockholder of record, entitled to vote thereat, or may notify by telegram, as least ten and not more than sixty (60) days before the date of such meeting.

SECTION 3.  PLACE OF MEETINGS

The Board of Directors may designate any place either within or without the State of Nevada as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all stockholders may designate any place either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the Corporation in the State of Nevada, except as otherwise provided in Section 6, Article II of these Bylaws, entitled "Meeting of All Stockholders".

SECTION 4. SPECIAL MEETINGS

Special meetings of the stockholders shall be held at the registered office of the Corporation or at such other place as shall be specified or fixed in a notice thereof. Such meetings of the stockholders may be called at any time by the President or Secretary, or by a majority of the Board of Directors then in office, and shall be called by the President with or without Board approval on the written request of the holders of record of at least fifty percent (50%) of the number of shares of the Corporation then outstanding and entitled to vote, which written request shall state the object of such meeting.

SECTION 5. NOTICE OF MEETING

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten
(10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the records of the Corporation, with postage prepaid.

Any stockholder may at any time, by a duly signed statement in writing to that effect, waive any statutory or other notice of any meeting, whether such statement be signed before or after such meeting.

SECTION 6. MEETING OF ALL STOCKHOLDERS

If all the stockholders shall meet at any time and place, either within or without the State of Nevada, and consent to the holding of the meeting at such time and place, such meeting shall be valid without call or notice and at such meeting any corporate action may be taken.

SECTION 7. QUORUM

At all stockholder's meetings, the presence in person or by proxy of the holders of a majority of the outstanding stock entitled to vote shall be necessary to constitute a quorum for the transaction of business, but a lesser number may adjourn to some future time not less than seven (7) nor more than twenty-one (21) days later, and the Secretary shall thereupon give at least three (3) days' notice by mail to each stockholder entitled to vote who is absent from such meeting.

SECTION 8. MODE OF VOTING

At all meetings of the stockholders the voting may be voice vote, but any qualified voter may demand a stock vote whereupon such stock vote shall be taken by ballot, each of which shall state the name of the stockholder voting and the number of shares voted by him and, if such ballot be cast by proxy, it shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.

SECTION 9. PROXIES

At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months from the date of its execution, unless coupled with an interest, or unless the person executing it specified therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the Corporation. At no time shall any proxy be valid which shall be filed less than ten (10) hours before the commencement of the meeting.

SECTION 10. VOTING LISTS

The officer or agent in charge of the transfer books for shares of the corporation shall make, at least three days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order with the number of shares held by each, which list for a period of two days prior to such meeting shall be kept on file at the registered office of the corporation and shall be subject to inspection by any stockholder at any time during the whole time of the meeting. The original share ledger or transfer book, or duplicate thereof, kept in this state, shall be prima facie evidence as to who are the stockholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of stockholders.

This voting list shall include all common stock shareholders having issued and outstanding stock. The voting stock list shall also include any stockholders issued stock, but have not exercised or paid for their stock at a particular purchase price.

SECTION 11. CLOSING TRANSFER BOOKS OR FIXING OF RECORD DATE

For the purpose of determining stockholders entitled to notice or to vote for any meeting of stockholders, the Board of Directors of the Corporation may provide that the stock transfer books be closed for a stated period but not to exceed in any case sixty (60) days before such determination. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice of a meeting of stockholders, such books shall be closed for at least fifteen days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date in any case to be not more than sixty (60) days, nor less than ten (10) days prior to the date an which the particular action, requiring such determination of stockholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for determination of stockholders entitled to notice of a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for or such determinations of shareholders.

SECTION 12. VOTING OF SHARES BY CERTAIN HOLDERS

Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe, or, in the absence of such provisions, as the Board of Directors of such corporation may determine. Shares, standing in the name of a deceased person, may be voted by his administrator or executor, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary either in person or by proxy, but no guardian, conservator, or trustee shall be entitled, as such fiduciary, to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court at which such receiver was appointed.

A stockholder whose shares are pledged shall be entitled to vote such shares until shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Stockholders shall include all common stock shareholders having issued and outstanding stock. Shareholders shall also include any stockholders issued stock, but have not exercised or paid for their stock at a particular purchase price and held in the name of the name of the receiver on the books of the company.

Shares of its own stock belonging to this corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares at any given time.

SECTION 13. INFORMAL ACTION BY STOCKHOLDERS

Any action required to be taken at a meeting of the stockholders or any other action which may be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

SECTION 14. VOTING OF SHARES

Each issued or outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to vote at a meeting of stockholders.

                             ARTICLE III
                              DIRECTORS

SECTION 1. GENERAL POWERS

The Board of Directors shall have the control and general management of the affairs and business of the Corporation. Such directors shall in all cases act as a Board, regularly convened, by a majority and they may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they may deem proper, not inconsistent with these Bylaws, the Articles of Incorporation and the laws of the State of Nevada. The Board of Directors shall further have the right to delegate certain other powers to the Executive committee as provided in these Bylaws.

SECTION 2. NUMBER OF DIRECTORS

The affairs and business of this Corporation shall be managed by a Board of Directors consisting initially of two (2) full-age members, but said Board of Directors may be increased or decreased to any number of full-age members by majority vote of the Shareholders as provided herein, but such number of members shall not be increased above the maximum of seven (7) full-age members nor decreased below a minimum of one (1) full-age member and except as authorized by the Nevada Revised Statutes, there shall in no event be less than one (1) Director.

SECTION 3. ELECTION

The Directors of the Corporation shall be elected at the annual meeting of the stockholders, except as hereinafter otherwise provided for the filling of vacancies. Each director shall hold office for a term of one year and until his successor shall have been duly chosen and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 4. VACANCIES IN THE BOARD

Any vacancy in the Board of Directors occurring during the year through death, resignation, removal or other cause, including vacancies caused by an increase in the number of directors, shall be filled for the unexpired portion by the Board of Directors which constitute a quorum at any special meeting of the Board called for that purpose, or at any regular meeting thereof; provided, however, that in the event the remaining directors do not represent a quorum of the number set forth in Section 2 hereof, a majority of such remaining directors may elect directors to fill any vacancies then existing.

SECTION 5. DIRECTORS MEETINGS

Annual meeting of the Board of Directors shall be held each year immediately following the annual meeting of the stockholders. Other regular meetings of the Board of Directors shall from time to time by resolution be prescribed. No further notice of such annual or regular meeting of the Board of Directors need be given.

SECTION 6. SPECIAL MEETINGS

Special meetings of the Board of Directors may be called by or at the request of the President or any director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors called by them.

SECTION 7. NOTICE

Notice of any special meeting shall be given at least twenty-four hours previous thereto by written notice if personally delivered, or five days previous thereto if mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to have been delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 8. CHAIRMAN

At all meetings of the Board of Directors, the President if a member of the Board of Directors shall serve as Chairman, or in the absence of the President, the directors present shall choose by majority vote a director to preside as Chairman.

SECTION 9. QUORUM AND MANNER OF ACTING

A majority of the directors, whose number is designated in Section 2 herein, shall constitute a quorum for the transaction of business at any meeting and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, the majority of the directors present may adjourn any meeting from time to time until a quorum be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board and the individual directors shall have no power as such.

SECTION 10. REMOVAL OF DIRECTORS

Any one or more of the directors may be removed either with or without cause at any time by the vote or written consent of the stockholders representing not less than two-thirds (2/3) of the issued and outstanding capital stock entitled to voting power.

SECTION 11. VOTING

At all meetings of the Board of Directors, each director is to have one vote, irrespective of the number of shares of stock that he may hold.

SECTION 12. COMPENSATION

By resolution of the Board of Directors, the directors may be paid their expenses, if any of attendance at each meeting of the Board., and may be paid a fixed sum for attendance at meetings or a stated salary of directors. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 13. PRESUMPTION OF ASSENT

A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken, shall be conclusively presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by certified or registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

                              ARTICLE IV
                           EXECUTIVE COMMITTEE

SECTION 1. NUMBER AND ELECTION

The Board of Directors may, in its discretion, appoint from its membership an Executive Committee of one or more directors, each to serve at the pleasure of the Board of Directors.

SECTION 2.  AUTHORITY

The Executive Committee is authorized to take any action which the Board of Directors could take, except that the Executive Committee shall not have the power either to issue or authorize the issuance of shares of capital stock, to amend the Bylaws, or to take any action specifically prohibited by the Bylaws, or a resolution of the Board of Directors. Any authorized action taken by the Executive Committee shall be as effective as if it had been taken by the full Board of Directors.

SECTION 3. REGULAR MEETINGS

Regular meetings of the Executive Committee may be held within or without the State of Nevada at such time and place as the Executive Committee may provide from time to time.

SECTION 4. SPECIAL MEETINGS

Special meetings of the Executive Committee may be called by or at the request of the President or any member of the Executive
Committee.

SECTION 5. NOTICE

Notice of any special meeting shall be given at least one day previous thereto by written notice, telephone, telegram or in person. Neither the business to be transacted, nor the purpose of a regular or special meeting of the Executive Committee need be specified in the notice or waiver of notice of such meeting. A member may waive notice of any meeting of the Executive Committee. The attendance of a member at any meeting shall constitute a waiver of notice of such meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. QUORUM

A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business at any meeting of the Executive Committee; provided that if fewer than a majority of the members are present at said meeting a majority of the members present may adjourn the meeting from time to time without further notice.

SECTION 7. MANNER OF ACTING

The act of the majority of the members present at a meeting at which a quorum is present shall be the act of the Executive Committee, and said Committee shall keep regular minutes of its proceedings which shall at all times be open for inspection by the Board of Directors.

SECTION 8. PRESUMPTION OF ASSENT

A member of the Executive Committee who is present at a meeting of the Executive Committee at which action on any corporate matter is taken, shall be conclusively presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof, or shall forward such dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a member of the Executive Committee who voted in favor of such action.

                             ARTICLE V
                              OFFICERS

SECTION 1. NUMBER

The officers of the corporation shall be a President, a Vice
President, a Treasurer and a Secretary and such other or subordinate officers as the Board of Directors may from time to time elect. One person may hold the office and perform the duties of one or more of said officers. No officer need be a member of the Board of Directors.

SECTION 2. ELECTION, TERM OF OFFICE, QUALIFICATIONS
The officers of the Corporation shall be chosen by the Board of Directors and they shall be elected annually at the meeting of the Board of Directors held immediately after each annual meeting of the stockholders except as hereinafter otherwise provided for filling vacancies. Each officer shall hold his office until his successor has been duly chosen and has qualified, or until his death, or until he resigns or has been removed in the manner hereinafter provided.

SECTION 3. REMOVALS

Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors at any time whenever in its judgment the best interests of the Corporation would be served thereby, and such removal shall be without prejudice to the contract rights, if any, of the person so removed.

SECTION 4. VACANCIES

All vacancies in any office shall be filled by the Board of Directors without undue delay, at any regular meeting, or at a meeting specially called for that purpose.

SECTION 5. PRESIDENT

The President shall be the chief executive officer of the corporation and shall have general supervision over the business of the corporation and over its several officers, subject, however, to the control of the Board of Directors. She may sign, with the Treasurer or with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the capital stock of the Corporation; may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Directors, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation; and in general shall perform all duties incident to the duties of the President, and such other duties as from time to time may be assigned to her by the Board of Directors.

SECTION 6. VICE PRESIDENT

The Vice President shall in the absence or incapacity of the President, or as ordered by the Board of Directors, perform the duties of the President, or such other duties or functions as may be given to him by the Board of Directors from time to time.

SECTION 7. TREASURER

The Treasurer shall have the care and custody of all the funds and securities of the Corporation and deposit the same in the name of the Corporation in such bank or trust company as the Board of Directors may designate; she may sign or countersign all checks, drafts and orders for the payment of money and may pay out and dispose of same under the direction of the Board of Directors, and may sign or countersign all notes or other obligations of indebtedness of the Corporation; she may sign with the President or Vice President, certificates for shares of stock of the Corporation; she shall at all reasonable times exhibit the books and accounts to any director or stockholder of the Corporation under application at the office of the company during business hours; and she shall, in general, perform all duties as from time to time may be assigned to him by the President or by the Board of Directors. The Board of Directors may at its discretion require that each officer authorized to disburse the funds of the Corporation be bonded in such amount as it may deem adequate.

SECTION 8. SECRETARY

The Secretary shall keep the minutes of the meetings of the Board of Directors and also the minutes of the meetings of the stockholders; she shall attend to the giving and serving of all notices of the Corporation and shall affix the seal of the Corporation to all certificates of stock, when signed and countersigned by the duly authorized officers; she may sign certificates for shares of stock of the Corporation; she may sign or countersign all checks, drafts and orders for the payment of money; she shall have charge of the certificate book and such other books and papers as the Board may direct; she shall keep a stock book containing the names, alphabetically arranged, of all persons who are stockholders of the Corporation, showing their places of residence, the number of shares of stock held by them respectively, the time when they respectively became the owners thereof, and the amount paid thereof; and she shall, in general, perform all duties incident to the office of Secretary and such other duties as from, time to time may be assigned to her by the President or by the Board of Directors.

SECTION 9. OTHER OFFICERS

The Board of Directors may authorize and empower other persons or other officers appointed by it to perform the duties and functions of the officers specifically designated above by special resolution in each case.

SECTION 10. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES

The Assistant Treasurers shall respectively, as may be required by the Board of Directors, give bonds for the faithful discharge of their duties, in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries as thereunto authorized by the Board of Directors may sign with the President or Vice President certificates for shares of the capital stock of the Corporation, the issue of which shall have been authorized by resolution of the Board of Directors. The Assistant Treasurers and Assistant Secretaries shall, in general, perform such duties as may be assigned to them by the Treasurer or the Secretary respectively, or by the President or by the Board of Directors.

                             ARTICLE VI
             INDEMIFICATION OF OFFICERS AND DIRECTORS

Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

                           ARTICLE VII
             CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. CONTRACTS

The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. LOANS

No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by the Board of Directors or approved by a loan committee appointed by the Board of Directors and charged with the duty of supervising investments. Such authority may be general or confined to specific instances.

SECTION 3. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolutions of the Board of Directors.

SECTION 4. DEPOSITS

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                            ARTICLE VIII
                           CAPITAL STOCK

SECTION 1. CERTIFICATES FOR SHARES

Certificates for shares of stock of the Corporation shall be in such form as shall be approved by the incorporators or by the Board of Directors. The certificates shall be numbered in the order of their issue, shall be signed by the President or the Vice President and by the Secretary or the Treasurer, or by such other person or officer as may be designated by the Board of Directors; and the seal of the Corporation shall be affixed thereto, which said signatures of the said duly designated officers and of the seal of the Corporation. Every certificate authenticated by a facsimile of such signatures and seal must be countersigned by a Transfer Agent to be appointed by the Board of Directors, before issuance.

SECTION 2. STOCK ISSUANCE

When shares are issued, the consideration is fixed by the Board of Directors. Such shares shall be legally issued.

SECTION 3. TRANSFER OF STOCK

Shares of the stock of the Corporation may be transferred by the delivery of the certificate accompanied either by an assignment in writing on the back of the certificate or by written power of attorney to sell, assign, and transfer the same on the books of the Corporation, signed by the person appearing by the certificate to the owner of the shares represented thereby, together with all necessary federal and state transfer tax stamps affixed and shall be transferable on the books of the Corporation upon surrender thereof so signed or endorsed. The person registered on the books of the Corporation as the owner of any shares of stock shall be entitled to all the rights of ownership with respect to such shares.

SECTION 4. REGULATIONS

The Board of Directors may make such rules and regulations as it may deem expedient not inconsistent with the Bylaws or with the Articles of Incorporation, concerning the issue, transfer and registration of certificates for shares of stock of the Corporation. It may appoint a transfer agent or a registrar of transfers, or both, and it may require all certificates to bear the signature of either or both.

SECTION 5. LOST CERTIFICATES

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

                            ARTICLE IX
                             DIVIDENDS

SECTION 1. The Corporation shall be entitled to treat the holder of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Nevada.

SECTION 2. Dividends on the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law.

SECTION 3. The Board of Directors may close the transfer books in its discretion for a period not exceeding fifteen days preceding the date fixed for holding any meeting, annual or special of the stockholders, or the day appointed for the payment of a dividend.

SECTION 4. Before payment of any dividend or making any distribution of profits, there may be set aside out of funds of the Corporation available for dividends, such sum or sums as the directors may from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

                             ARTICLE X
                                SEAL

The Board of Directors shall provide a Corporate seal which shall be in the form of a Circle and shall bear the full name of the Corporation, the year of its incorporation and the words "Corporate Seal, State of Nevada".

                              ARTICLE XI
                              FISCAL YEAR

The fiscal year of the Corporation shall end on the 30th day of June of each year.

                             ARTICLE XII
                          WAIVER or NOTICE

Whenever any notice whatever is required to be given under the provisions of these Bylaws/ or under the laws of the State of Nevada, or under the provisions of the Articles of Incorporation, a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                              ARTICLE XIII
                               AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any regular or special meeting of the Stockholders by a vote of the stockholders owning a majority of the shares and entitled to vote thereat. These Bylaws may also be altered, amended or repealed and new Bylaws may be adopted at any regular or special meeting of the Board of Directors of the Corporation (if notice of such alteration or repeal be contained in the notice of such special meeting) by a majority vote of the directors present at the meeting. at which a quorum is present, but any such amendment shall not be inconsistent with or contrary to the provision of any amendment a adopted by the stockholders.

KNOW ALL MEN BY THESE PRESENTS that the undersigned President-Vice President, and the undersigned Secretary-Treasurer of NEVADA CLASSIC THOROUGHBREDS, INC., a Nevada corporation, hereby acknowledge that the above and foregoing Bylaws were duly adopted as the Bylaws of said Corporation on October 11, 2000.

     We hereunto subscribed our names this eleventh day of October, 2000.


/s/ JoAnna Curtis
---------------------------------------------
By JOANNA CURTIS, President-Vice President


/S/ Pamela J. Brimhall
--------------------------------------------
By PAMELA J. BRIMHALL, Secretary-Treasurer





Exhibit 6 - Stock Option Agreement

                     STOCK OPTION AGREEMENT

Stock Option Agreement ("Agreement") by and among Descendant Trust and Nevada Classic Thoroughbreds, Inc. (the "Corporation"), a Nevada corporation with its principal place of business at 1649 East
Hackamore Street, Mesa, Arizona.

WHEREAS, the Corporation is currently the holder of 3,961,000 shares of authorized but unissued common stock;

WHEREAS, the Corporation desires to grant to Descendant Trust an option to purchase up to 930,000 of the aforementioned shares under the terms and subject to the conditions described herein;

WHEREAS, the parties to this Agreement believe it is in their mutual interests and for the benefit of the Corporation to provide for continuity of management and policies of the Corporation.

NOW, THEREFORE, for and in consideration of the execution of this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties covenant and agree as follows:

ARTICLE 1. Grant Of Option.

  (a) The Corporation hereby grants to Descendant Trust an option to purchase up to 930,000 shares of the authorized but unissued shares of common stock at a purchase price of ten dollars ($10.00) per share for the first 64,000 shares; and twenty-five dollars ($25.00) per share for the remaining 866,000 shares.

  (b) The Descendant Trust may exercise this option for any whole-share quantity of the 930,000 shares noted in paragraph (a) of this
Article 1, and may continue to exercise this option until the full 930,000 shares have been purchased.

  (c) The Descendant Trust may not exercise its option to purchase any of the first 64,000 shares herein until June 30, 2002; and may not exercise its option to purchase any of the remaining 866,000 shares until June 30, 2003.

  (d) With the exception of item (c) above, there is no other time limit requirement for the exercise of the options; Descendant Trust may at its own discretion exercise the options for all or part of the 930,000 shares.

  (e) In the purchase of the shares, all shares must be paid for in cash in U.S. currency.

ARTICLE 2.  Determination of Market Value.

  (a) The market value of the shares shall be ascertained by the then independent broker-dealer market price. If more than one broker-dealer is making a market for the Corporation's securities, then an average of the market prices will be the market value.

  (b) If there is no broker-dealer making a market for the Corporation's securities, nor any independent securities exchange quoting a market price, then the book value of the shares will be ascertained by the usual accounting using generally-accepted accounting principles, by an independent accounting firm mutually agreed upon by the parties hereto.

ARTICLE 3. Termination.

This Agreement shall terminate upon the occurrence of the bankruptcy, receivership or dissolution of the Corporation.

ARTICLE 4. Binding Effect.

This Agreement shall be binding upon the parties hereto, their legal representatives, successors or assigns. All parties bound by this Agreement, their heirs, executors, administrators or personal representatives shall execute and deliver any and all documents or legal instruments necessary to carry out the provisions of this Agreement.

ARTICLE 5. Enforceability.

In the event any provision of this Agreement is found to be unenforceable or invalid, such provision shall be severable from this Agreement if it is capable of being identified with and apportioned to reciprocal consideration or to the extent that it is a provision which is not essential and the absence of which would not have prevented the parties from entering into this Agreement. The unenforceability or invalidity of a provision which has been performed shall not be grounds for invalidation of this Agreement under circumstances in which the true controversy between the parties does not involve such provision.

In the case of litigation between the parties, the parties hereby agree to abide by compulsory arbitration. The arbitrator shall be The Patriarchal Church of Jesus Christ in Arizona Court System, whose decisions shall be final.

ARTICLE 6. Dissolution.

If proceedings are commenced to wind up and dissolve the Corporation by the vote or consent of the percentage of its outstanding shares required by law within sixty days after the date of the termination of Descendant Trust, then no sale or shares otherwise provided or allowed by this Agreement shall occur, and such shareholder shall instead receive his proportionate share, if any, of the corporation's assets upon such winding up and dissolution.

ARTICLE 7. Delivery of Shares.

All shares which may be purchased by Descendant Trust pursuant hereto shall be delivered by the Corporation, free and clear of all claims, liens and encumbrances of any nature, and the Descendant Trust shall acquire full and complete title and right to all such shares, except such restrictions or encumbrances as may exist by reason of this Agreement or the applicability of the federal or state security laws to the transaction.

ARTICLE 8. Restrictive Legend.

The Descendant Trust agrees that all certificates representing all shares of stock of the Corporation which at any time may be subject to this Agreement shall have endorsed upon them a notation of the existence of this Agreement.

ARTICLE 9. Amendments in Writing.

The terms of this Agreement may be amended only by a written agreement or other instrument signed by the parties hereto.

ARTICLE 10. Headings; Amendments, etc. to Certain Agreements.

Headings given Articles of this Agreement are intended for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Each reference in this Agreement to an Article shall, unless the context otherwise requires, be deemed to refer to an Article of this Agreement.

ARTICLE 11. Notices.

(A) Any notice, certificate, request, consent, offer, demand or other direction given to a party hereunder shall be in writing, and shall be given by telex, telecopier or other facsimile transmission, confirmed by certified or registered mail, overnight courier service, or by personal delivery, to such party at the address set out for such party below or to such other address as may be designated by such party by notice to the other parties. Notices shall be deemed properly given on the date of telex, telecopier or other facsimile transmission, three (3) days after the date mailed if given by mail, one (1) day after the date sent by overnight courier, or on the date of personal delivery, whichever applies.

All notices and other communications shall be addressed to Descendant Trust or to the Company as follows:

1649 East Hackamore Street
Mesa, Arizona  85203

ARTICLE 12. Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, and all such counterparts together shall constitute but one Agreement.

The parties hereto have executed this Agreement on this    1st   day
of November, 2000.

                          FOR DESCENDANT TRUST:


                          By /s/ Pamela J. Brimhall, Co-Trustee


                          FOR NEVADA CLASSIC THOROUGHBREDS,
                             INC.:


                          By /s/ JoAnna K. Curtis, President


SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Nevada Classic Thoroughbreds, Inc.

Date:  ____________, 2001       By:  /s/ Carol A. Bushman
                              Duly Authorized
                              Chief Accounting Officer